Issuer Free Writing Prospectus

November 16, 2018

Filed Pursuant to Rule 433

Registration No. 333-227683

Arcimoto Reports Third Quarter 2018 Financial Results and Provides Corporate Update

Company concurrently files prospectus for first public offering since September 2017 Nasdaq listing

EUGENE, Ore., November 16, 2018 – Arcimoto, Inc.® (NASDAQ: FUV) — makers of the Fun Utility Vehicle® (FUV®) — an affordable, practical, and joyful pure electric vehicle for everyday commuters and fleets, today announced financial results for the third quarter ended September 30, 2018.

Arcimoto has released a third quarter 2018 corporate update video, which can be viewed here at http://invest.arcimoto.com.

Recent Company Highlights:

●	Completed production of 15 Beta Series FUVs and began a 6-unit production run for final retail design test vehicles, reducing build time through increasing integration of automation and in-house production processes for the frame and chassis while further improving vehicle mechanics and overall quality.
●	Reaffirmed guidance of ramping up Retail Series production during 2019, assuming the Company is able to raise sufficient capital.
●	Pre-orders for the FUV increased to 3,018 units as of September 30, 2018, as compared to 2,800 units as of June 30, 2018, and 1,834 units as of September 30, 2017.
●	Ran a short-term test of the first FUV HUB rental location in Eugene, Oregon, garnering valuable insight into the operational overhead and consumer demand involved in our rental business model.
●	Showcased the Arcimoto FUV at public test drive events nationwide, including New York, Illinois, Missouri, Colorado, Washington, Oregon, California, Arizona, Texas, Louisiana, and Florida.
●	Demonstrated the FUV at several notable industry and investor events across the country, including the Concours d’Elegance, several National Drive Electric Week events, Battery Electric Vehicle Architecture Congress, and SEMA, as well as multiple investor conferences, including the LD Micro Big Apple Summit and the Microcap Conference.

Management Commentary

“I am pleased to announce another quarter of solid operational execution, highlighted by the completion of our 15-unit Beta Series production and initiation of 6 test vehicles, prior to our first production Release Candidates,” said Mark Frohnmayer, Founder and President of Arcimoto. “These next FUVs will test our retail production-intent mechanical and electrical designs, and will leverage our in-house semi-automated manufacturing processes more so than ever before.

“We accelerated vehicle marketing activities throughout the quarter as well, bringing the FUV to industry events, meetings with the media, investor conferences and numerous experience events for our passionate supporter base throughout the United States.

“Arcimoto recently opened its first rental location in Eugene, Oregon for a short-term test as well, and in addition to being solidly booked throughout its first test sprint, we believe our first FUV HUB generated enthusiastic prospective customer response and gave us meaningful data on how to dial in our rental operations and procedures. We believe this rental-first model will reduce our customer acquisition cost, as customers are effectively paying to test drive the FUV. Over time, we expect this model to generate incremental pre-orders, as customers have an opportunity to experience first-hand the joyful experience the FUV provides.”

“Our team’s confidence continues to grow in our ability to begin and ramp up production for our retail customers during 2019. Our pre-order list, which currently stands at 3,184, continues to grow, and we believe this growth will continue as the initial FUVs enter the marketplace. I am extremely proud of our team’s efforts to-date and I look forward to another quarter of continued operational execution and long-term shareholder value creation.

“In our original offering materials, we anticipated Arcimoto would need $30M in equity financing to reach a profitable state. In that offering we raised $18.1M net of offering costs, which allowed us to build out a factory, refine an awesome product, and share the Arcimoto vision with an ever-wider audience of drivers.

With our S-3 shelf facility now effective, and with retail production just around the corner, we believe now is the time to take the next step. Our first direct offering to shareholders, since we listed on Nasdaq last year, is now open,” concluded Frohnmayer.

Third Quarter 2018 Financial Results

Total revenues in the third quarter of 2018 were $8,000 as compared to no revenue in the third quarter of 2017. Sources of revenue in the third quarter of 2018 were $8,000 from the sale of merchandise and metal fabrication revenue.

The Company incurred an operating and net loss of $3.2 million, or ($0.20) per share in the third quarter of 2018, compared to an operating and net loss of $0.7 million, or ($0.05) per share in the third quarter of 2017.

The Company had $2.4 million in cash and cash equivalents and $0.8 million in short-term investments as of September 30, 2018, compared to $2.1 million cash and cash equivalents and $5.2 million in short-term investments as of June 30, 2018. As explained in more detail in our Quarterly Report on Form 10-Q for the periods ended September 30, 2018, our current resources are only sufficient to fund our intended operations through the end of November 2018.

Earnings Webcast Details

Management will host an investor webcast at 2:00 p.m. PST (5:00 p.m. EST) on November 16th, 2018, to provide a corporate update. To participate, please use the following information:

Q3 2018 Investor Webcast

Date: Friday, November 16, 2018

Time: 2:00 p.m. Pacific Standard Time (5:00 p.m. Eastern Standard Time)

Webcast: https://zoom.us/webinar/register/WN_U9P6lrtYShKe1ibD0-F1kg

Please login to the webcast 10 minutes before the start of the webcast to ensure timely participation.

The Company will be broadcasting a corporate update video for the webcast. The video can be viewed at http://invest.arcimoto.com.

About Arcimoto, Inc.

Headquartered and manufactured in Eugene, Oregon, Arcimoto, Inc. (NASDAQ: FUV) is devising new technologies and patterns of mobility that together raise the bar for environmental efficiency, footprint and affordability. Available for pre-order today, Arcimoto’s Fun Utility Vehicle is one of the lightest, most affordable, and most appropriate electric vehicles suitable for the daily driver.

Safe Harbor / Forward-Looking Statements

Except for historical information, all of the statements, expectations, and assumptions contained in this press release are forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors discussed from time to time in documents which we file with the SEC. In addition, such statements could be affected by risks and uncertainties related to, among other things: our ability to generate sufficient cash flow by the end of November 2018 to fund our capital expenditure requirements and continue operations; our ability to identify financing sources in the short-term on terms favorable to our Company; our ability to manage the distribution channels for our products, including our ability to successfully implement our rental strategy, direct to consumer distribution strategy and any additional distribution strategies we may deem appropriate; our ability to maintain quality control over our vehicles and avoid material vehicle recalls; the number of reservations and cancellations for our vehicles and our ability to deliver on those reservations; unforeseen or recurring operational problems at our facility, or a catastrophic loss of our manufacturing facility; our dependence on our suppliers; the volatility of our stock price; our ability to maintain our NASDAQ Capital Market listing; costs and risks associated with litigation; and other risks described from time to time in periodic and current reports that we file with the SEC.

Arcimoto, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling (541) 683-6293 or emailing investor@arcimoto.com.

Investor Relations Contact:

Greg Falesnik

Managing Director

MZ Group – MZ North America

Main: 949-385-6449

FUV@mzgroup.us

Public Relations Contact:

Susan Donahue

Managing Director

Skyya Communications

Main: 646-454-9378

FUV@skyya.com